Exhibit 4.13

SolarWinds.Net, Inc.

SolarWinds.Net, LLC

8221 East 63rd Place

Tulsa, Oklahoma 74133

December 13, 2005

Bain Capital Venture Partners, LLC

111 Huntington Avenue

Boston, MA 02199

Facsimile: (617) 516-2010

Attn: J. Benjamin Nye

SolarWinds Management, LLC

c/o SolarWinds.Net, Inc.

8221 East 63rd Place

Tulsa, Oklahoma 74133

Attn: Donald C. Yonce

Yonce Management, LLC

c/o SolarWinds.Net, Inc.

8221 East 63rd Place

Tulsa, Oklahoma 74133

Attn: David A. Yonce

Ladies and Gentlemen:

This letter confirms our understanding that SolarWinds.Net, Inc., an Oklahoma corporation “Holdings”) and SolarWinds.Net, LLC, a Delaware limited liability company (“OpCo,” and together with Holdings, the “Companies”) have engaged each of Bain Capital Venture Partners, LLC, a Delaware limited liability company (“Bain”), SolarWinds Management, LLC (“SWM”) and Yonce Management, LLC (“YM,” and collectively with Bain and SWM, the “Managing Parties”) to provide management and monitoring services to the Companies upon the request of the Companies from time to time. These services are to be provided severally in respect of each of the Managing Parties in connection with ongoing business and financial matters, including general management and monitoring services, monitoring of operating and cash flow requirements, monitoring of corporate liquidity and other ordinary and necessary corporate finance concerns (including acquisition, advisory and finance matters and any public or private offering of securities).

In consideration for the agreement of each of the Managing Parties to provide such management and monitoring services, the Companies agree to pay the Managing Parties an annual fee of $666,666.67 (the “Management Fee”), payable annually in arrears, with the first payment due on December 31, 2006 and each payment thereafter due on the last day of each succeeding fiscal year of the Companies. The annual Management Fee shall be paid as follows: (1) $333,333.33 to Bain, (2) $300,000.00 to SWM, and (3) $33,333.34 to YM. The Management Fee is for management and monitoring services to be rendered by each of the Managing Parties and its employees and partners and affiliates and not for any such services to be rendered by any other person. Any additional services to be provided by the Managing Parties, and any additional fee therefor, will be agreed to in writing by the parties.

The Companies also agree to pay the Managing Parties, on the date of the Closing (as defined in the Stock Purchase Agreement, dated as of December 14, 2005 among the Sellers, Holdings and the Purchasers), a fee in the amount of $666,666.67 in connection with the structuring of the senior financing for the transactions contemplated by the Purchase Agreement, such payment to be made as follows: (1) $333,333.33 to Bain, (2) $300,000.00 to SWM, and (3) $33,333.34 to YM.

Each payment made by the Companies hereunder shall be paid by wire transfer of immediately available federal funds to the accounts specified on Schedule I hereto, or as each Managing Party may otherwise specify to the Company in writing prior to such payment.

Notwithstanding anything else contained herein, the Companies agree that each Managing Party and its members, partners, officers, agents and representatives will have no liability to either of the Companies (or any other party) in connection with the services rendered pursuant to the Agreement (whether in tort, contract or otherwise) for claims, liabilities, damages, losses or expenses unless, and only to the extent such claims, liabilities, damages, losses or expenses are finally determined by judgment of a court of competent jurisdiction to have resulted solely from the gross negligence or willful misconduct of such Managing Party.

This letter agreement will terminate as to each Managing Party when such Managing Party and its affiliates, in the aggregate, cease to hold the Requisite Threshold (as defined in the certificate of incorporation of Holdings). In addition, the Company may terminate this letter agreement upon five business day’s prior written notice to each of the Managing Parties.

All payment and other obligations of the Companies under this letter agreement shall be joint and several obligations of each of the Companies. This letter constitutes the entire agreement between the parties hereto with respect to the subject matter hereof and will not be amended except in writing by the parties hereto. This letter agreement shall be governed by and construed in accordance with the domestic substantive laws of the State of New York without giving effect to any choice or conflict of laws provision or rule that would cause the application of the domestic substantive laws of any other jurisdiction.

If the foregoing accurately describes our agreement with respect to the foregoing, please so indicate by signing this letter in the space indicated below.

Very truly yours,

SOLARWINDS.NET, INC.

By:	/S/ DAVID YONCE
Name: David Yonce Title: President

SOLARWINDS.NET, LLC.

By:	/S/ DAVID YONCE
Name: David Yonce Title: President

The foregoing is hereby agreed to and accepted:

BAIN CAPITAL VENTURE PARTNERS, LLC

By:	/S/ MICHAEL KRUPKA
Name: Michael Krupka Title: Managing Director

SolarWinds Management, LW

By:	/S/ DON YONCE
Name: Title:

Yonce Management, LLC

By:	/S/ DAVID YONCE
Name: David Yonce Title: Sole Member

SolarWinds Management Letter